NEWS RELEASE
January 29, 2007	Release 02-2007

For immediate release

Carmacks Copper Project:
No. 1 Zone Resource Confirmed as NI 43-101 Compliant

VANCOUVER, BRITISH COLUMBIA – Western Copper Corp. (TSX: WRN) reports that the No. 1 Zone historical resource estimate at the Carmacks Copper Project is now fully compliant under NI 43-101. Aurora Geosciences Ltd., of Whitehorse, Yukon, in their technical report to Western, confirmed and classified the resource by reviewing historical results and by verification sampling undertaken during the 2006 drilling program.

The confirmed resource estimate is detailed in the following table:

0.8% Total Copper Cut-off Grade

			Grade
Resource			Total	Oxide	Gold	Gold
Category	Tons	Tonnes	Cu (%)	Cu (%)	(oz/ton)	(g/tonne)
Measured	11,050,887	10,025,196	1.195	0.911	0.016	0.549
Indicated	1,933,353	1,753,908	1.191	0.898	0.016	0.549

0.5% Total Copper Cut-off Grade

			Grade
Resource			Total	Oxide	Gold	Gold
Category	Tons	Tonnes	Cu (%)	Cu (%)	(oz/ton)	(g/tonne)
Measured	13,504,523	12,251,097	1.098	0.831	0.014	0.480
Indicated	2,362,617	2,143,330	1.094	0.826	0.014	0.480

Table 19.2 Measured and Indicated Mineral Resources to the 574.55 m level for 0.5% and 0.8% Cut-off Grades

The historical resource of 20 Million tonnes was calculated to a lower level of 396 m and included sulphide mineralization at depth.

The results of the 2006 drill program on the No. 1 Zone will be incorporated into an updated resource and reserve estimate that will be included in the updated Carmacks Feasibility Study that is currently being generated by M3 Engineering of Tucson, AZ. The Aurora Technical Report on the Mineral Resource Estimate for the Carmacks Copper Project is filed on SEDAR and Western Copper’s website: www.westerncoppercorp.com and can be viewed at:

http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00023684.

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

Jim Marlow, P.Eng., is the qualified person responsible for the planning and execution of the Carmacks property exploration program and the preparation of the technical information in this news release.

On behalf of the board,
“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen	-OR-	Nicole Rizgalla
Vice President, Corporate Development		Investor Relations

Phone: 604.684.9497
Email: info@westerncoppercorp.com
www.westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM